UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐     No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________.

Exhibits

99.1	Management’s Discussion and Analysis and Interim Financial Statements for the three month period ended March 31, 2008

99.2	Form 52-109F2 Certification of Interim Filings – CFO

99.3	Form 52-109F2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008	LABOPHARM INC.

	By:	/s/ Mark D’Souza
	Name:	Mr. Mark D’Souza
	Title:	Senior Vice-President and Chief Financial Officer

Exhibit 99.1

LEVERAGING

OUR KNOW-HOW

FIRST QUARTER

FISCAL 2008

Q1

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at March 31, 2008 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2007 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month period ended March 31, 2008, as compared to the three-month period ended March 31, 2007. This review was performed by management with information available as at May 8, 2008. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers for our product candidates; and

•	other risk factors discussed herein and listed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2007 filed on SEDAR.

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions and subject to risks and uncertainties. Given

2 | LABOPHARM Q1 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

these risks and uncertainties, the forward-looking events and circumstances discussed in this Management’s Discussion and Analysis may not transpire, and you should not place undue reliance on these forward-looking statements since actual future results, conditions, actions or events may vary from the forward-looking information. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Management’s Discussion and Analysis. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Management’s Discussion and Analysis, and particularly our forward-looking statements, with these cautionary statements.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. We have multiple products in development. Our lead product, a once-daily formulation of the analgesic tramadol, designed to address the worldwide market for moderate to severe pain products, is being commercialized globally. Our second product, a once-daily formulation of trazodone, a novel serotonin antagonist reuptake inhibitor (SARI) antidepressant, is in New Drug Application (NDA) preparation for global submission in second half of 2008, while our third product, a novel twice-daily formulation of the analgesic tramadol plus acetaminophen, is in pivotal Phase III study with results expected by year end. Additionally, we have other products in development utilizing both our Contramid® and Misuse Preventive technologies, as well as our polymeric nano-delivery system™ (PNDS™) technology. Our products address large market opportunities and we are in active discussion, in all product areas, with interested commercialization partners.

Our global commercialization program for once-daily tramadol recognizes three markets: Europe, the United States, and the rest of the world. We intend to successfully market our once-daily tramadol product primarily through a series of licensing and distribution arrangements. To date, we have entered into agreements for the distribution of our product in 29 European countries and some of their overseas territories, the United States, Canada, South Korea, Australia, Israel, Mexico and 20 other Latin American and Caribbean countries. We are also in discussions with potential partners to commercialize our once-daily tramadol product in other jurisdictions. We have either obtained regulatory approval, submitted applications for regulatory approval or are preparing to submit regulatory applications in more than 30 countries. During the first quarter of 2008, our product received regulatory approval for South Korea and Australia and we entered into a licensing and distribution agreement for Turkey with Dr. F. Frik Ilac San. ve Tic. A.S.

In Europe, our product was launched initially in Germany in November 2005 and has since been launched in eight additional European countries: Czech Republic, Slovakia, Italy, Spain, the United Kingdom, France, Belgium and, in the first quarter of 2008, Poland. During the first quarter of 2008, we also initiated shipments to Romania. In Canada, our product has been launched by our marketing partner, Paladin Labs Inc. (Paladin). During the first quarter of 2008, Paladin entered into a co-promotion agreement with Nycomed Canada Inc., doubling the number of primary care sales representatives promoting our once-daily tramadol product in Canada. We plan to continue to launch our once-daily tramadol product in other countries throughout 2008 and 2009.

Obtaining regulatory approval for our once-daily tramadol formulation in the United States remains a top priority. We have received two approvable letters from the Food and Drug Administration (FDA), the first in September 2006 and the second in May 2007. Based on our belief that we have met the statutory standards for approval of our once-daily tramadol formulation, we appealed the FDA’s decision regarding our once-daily formulation of tramadol using the Formal Dispute Resolution process. Following a written response from the FDA in which it did not overturn its decision, we appealed the matter to the next higher supervisory level. In January 2008 we received a written response from the FDA in which it again did not overturn its decision. It did, however, suggest additional statistical analysis of existing data as a means to potentially satisfy its requirements. In April 2008, we appealed the matter to the next supervisory level following the completion of the additional statistical analysis of existing data per the FDA’s suggestion. We believe that the additional analysis confirms the conclusions of efficacy of our once-daily tramadol formulation as demonstrated in previous analyses that were included in our NDA and additional submissions thereafter. As part of the appeal process, we requested and have been granted a meeting with the FDA’s Director, Center for Drug Evaluation and Research. We will provide an update once we receive a written response from the FDA. Should we obtain regulatory approval of our once-daily tramadol product by the FDA by September 30, 2008, we will receive a licensing payment of US$10 million from Purdue Pharma Products L.P., our licensing and distribution partner in the U.S.

LABOPHARM Q1 2008 | 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our once-daily formulation of the SARI antidepressant, trazodone, is designed to address an unmet need in the US$20 billion global market for depression drugs. It is recognized that a major challenge in treating depression is having patients comply with taking their medication due to slow onset of action and exacerbation of sleep disturbance and agitation. We believe that our once-daily trazodone formulation can not only treat depression but also reduce agitation and improve quality of sleep, thus improving compliance and reducing the need for add-on therapies. During the first quarter of 2008, we completed a North American Phase III clinical trial (04ACL3-001) for our formulation. The study achieved statistical significance for the primary endpoint and also demonstrated significantly improved patient sleep patterns in favour of our trazodone formulation. We are preparing an NDA, which we expect to submit during the second half of 2008. We have begun planning for commercial launch which includes initiating the transfer of the manufacturing process to a commercial manufacturing site and initiating discussions with potential distributors in the U.S.

We are developing a twice-daily formulation that combines the analgesics tramadol and acetaminophen and is designed to provide both immediate and sustained relief of moderate to severe pain. Based on its potential efficacy, safety and convenience, we believe that our formulation could compete in the US$7 billion global market for prescription drugs that address acute pain. During the first quarter of 2008, we initiated a pivotal Phase III clinical trial (06CCL3-001), in North America, for our formulation.

We are developing a platform for the controlled release of high potency, orally administered drugs that is intended to minimize the potential for unintentional misuse and/or abuse. Misuse and/or abuse of opioid analgesics is particularly problematic, resulting in an increasing economic and public health burden and becoming an important concern for physicians treating pain. During the first quarter of 2008, we completed a pharmacokinetic study on a misuse prevention formulation of once-daily tramadol as proof of principle, that achieved positive results. In addition to once-daily tramadol, we are evaluating the use of our misuse prevention platform on other compounds, including high potency pain products.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. We are currently in the process of determining the optimum formulation with which to move our development program forward.

In addition to those products based on our Contramid® technology, we are developing product candidates based on our PNDS™ technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS™ intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform.

Our Goal

Our goal is to become a specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2008 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 50 countries, and which generated $38.2 million in licensing payments for our once-daily tramadol. Revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization, namely our once-daily trazodone product which could generate significant licensing payments in the near term as we move forward to secure a license and distribution agreement for the U.S. market.

4 | LABOPHARM Q1 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

Selling, General and Administrative Expenses

As we expand our network in order to become a global commercial organization with significant product sales revenue, our selling, general and administrative expenses should increase as we build our infrastructure with respect to sales, marketing, manufacturing, and product support, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the Canadian Institute of Chartered Accountants (“CICA”), were adopted on January 1, 2008:

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 9 of our unaudited interim consolidated financial statements.

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the signifi-cance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 10 of our unaudited interim consolidated financial statements.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. Disclosure requirements pertaining to Section 3863 are contained in note 10 of our unaudited interim consolidated financial statements.

Section 3031, “Inventories”, replaces the existing standard for inventories, Section 3030. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories”. The application of this new section had an impact on our measurement of inventories. Under the new Section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, we valued our raw materials at the lower of cost and replacement cost. The transitional provision of the Section required that the standard be applied to the opening inventory of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100,000 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100,000. Prior periods were not restated. The adoption of this Section had no other impact on our interim consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on our interim consolidated financial statements.

LABOPHARM Q1 2008 | 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis as included in our annual report for the year ended December 31, 2007, except for the following estimates:

Impairment of Long-term Investment

At March 31, 2008, we held Canadian third-party asset-backed commercial paper (“ABCP”) issued by Aurora Trust Series A with a principal value of $5,751,000. At the date we acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper. This investment matured on October 15, 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, we have classified our ABCP as a long-term investment after initially classifying it as an available-for-sale marketable security. The ABCP in which we have invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the pan-Canadian restructuring committee issued an information statement containing details about the proposed restructuring. Based on this and other public information it is estimated that we will, on restructuring, receive Class A-1, Class A-2, Class B and Class C long-term floating rate notes with par values of $1,767,000, $3,252,000, $560,000, and $172,000, respectively, and having maturities of approximately eight years. The Class A-1 and A-2 notes are expected, by the restructuring committee, to obtain an AA rating while the Class B and Class C notes are likely to be unrated. On April 25, 2008, a majority of ABCP holders voted in favour of the restructuring proposal.

The valuation technique we used to estimate the fair value of our investment in ABCP at March 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the information statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. We assume that the notes will generate a weighted average interest rate of 3.4%. One of the cash flow scenarios modeled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of our investment is through the liquidation of the underlying assets of the ABCP trusts.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using average yield of AA rated corporate bonds plus expected spreads for similarly rated instruments with similar maturities and structure. A weighted average discount rate of 8.2% was used in our fair-value estimate of its ABCP. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of our investment in ABCP by approximately $310,000.

Based on additional information that became available during the first quarter of 2008, evaluation assumptions were adjusted and the probability weighted discounted cash flows resulted in an estimated fair value of our ABCP of $3,699,000 at March 31, 2008. As a result, a further $691,000 of impairment loss on long-term investment was recorded as a charge to income in the first quarter of 2008. This represents approximately 12% of the principal value, bringing the impairment charge to a total of approximately 37% of the principal value.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of our investment in ABCP which could impact our near term earnings.

6 | LABOPHARM Q1 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Revenue

For the three-month period ended March 31, 2008, total revenue amounted to $3,219,000 compared to $5,413,000 for the three-month period ended March 31, 2007.

For the three-month period ended March 31, 2008, product sales of our once-daily tramadol were $2,158,000 compared to $3,392,000 for the three-month period ended March 31, 2007. The decrease in product sales is primarily attributable to the decrease in the number of tablets sold to our distributors, despite the fact that end-user market sales are generally growing across all our markets. A large majority of the product sales recorded for the three-month period ended March 31, 2007 were for the initial launch quantities in new European markets. Lower average selling prices per tablet in the three-month period ended March 31, 2008 compared to the three-month period ended March 31, 2007, due primarily to the product mix, also contributed to the lower product sales. During the first quarter of 2008, we initiated shipments to Romania.

During the three-month period ended March 31, 2008, we recognized licensing revenue of $1,061,000, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the three-month period ended March 31, 2007 was $2,021,000. The decrease in licensing revenue recognized is attributable to the extension of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the second FDA approvable letter in May 2007. This up-front payment is recognized on a straight-line basis over the estimated term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval in the U.S., and supplying product for an initial eighteen-month period post launch, as per our agreement.

Cost of Goods Sold

For the three-month periods ended March 31, 2008 and March 31, 2007 cost of goods sold (excluding amortization) was $951,000 and $1,701,000, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, [in thousands of Canadian dollars]	2008	2007
Product sales	2,158	3,392
Cost of goods sold	951	1,701
Gross margin	1,207	1,691
Gross margin %	56%	50%

For the three-month period ended March 31, 2008, the increase in our gross margin percentage compared to the corresponding period in 2007 reflects primarily lower packaging costs, which were partially offset by lower average selling prices per tablet. The reduction in our packaging costs is the result of recent pricing negotiations with our vendor, and reflects our continued efforts to reduce our costs of goods sold to improve our gross margin. Gross margin for the period also includes an inventory write-down of $152,000, which was virtually offset by other favourable adjustments. Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

LABOPHARM Q1 2008 | 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended March 31, 2008 were $6,851,000 compared to $5,277,000 for the three-month period ended March 31, 2007. This increase is primarily the result of higher clinical trial activity, as we develop additional products. In the first quarter of 2008, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001), we initiated our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetamino-phen (06CCL3-001), and we conducted several pharmacokinetic and other studies for various products in our pipeline. The first quarter of 2007 primarily included costs related to the initiation of our Phase III clinical trial for our once-daily formulation of trazodone.

Research and development tax credits for the quarter ended March 31, 2008 were $1,160,000 compared to $809,000 in the comparative quarter. During the current quarter, we reversed previously recorded reserves of $450,000 following the favourable audit of our provincial research and development tax credit claims for the years 2004 to 2006.

The research and development tax credits by jurisdiction are as follows:

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, [in thousands of Canadian dollars]	2008	2007
Canadian federal research and development tax credits	450	525
Provincial research and development tax credits	710	284

	1,160	809

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended March 31, 2008 were $4,816,000 compared to $5,173,000 for the quarter ended March 31, 2007. The decrease is primarily due to lower non-cash stock-based compensation expense. A higher number of options was granted during the first quarter 2008, however the fair value of the options granted was significantly lower, due to the relatively lower stock price.

Financial Expenses

Financial expenses for the quarter ended March 31, 2008 were $711,000 compared to $549,000 for the quarter ended March 31, 2007. The increase is primarily attributable to the higher average debt balance in the current quarter.

Impairment of Long-term Investment

As previously discussed, during the quarter we recorded an additional impairment loss on our long-term investment of $691,000, to consider our revision of the estimate of the fair-value of the ABCP as at March 31, 2008. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Interest Income

Interest income for the quarter ended March 31, 2008 was $652,000 compared to $972,000 for the quarter ended March 31, 2007. The decrease is primarily attributable to a lower average balance of cash and investment balances, combined to lower average rate of return earned on our investments in the first quarter of 2008.

Foreign Exchange Gain

For the quarter ended March 31, 2008 we recorded a foreign exchange gain of $272,000, compared to a gain of $6,000 for the quarter ended March 31, 2007. Foreign exchange gain in the quarter ended March 31, 2008 was explained primarily by the strengthening of the Euro and the U.S. dollar versus the Canadian dollar and the related effect on cash balances denominated in these currencies, partly offset by the unfavourable impact on our long-term debt denominated in U.S. currency.

8 | LABOPHARM Q1 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

For the quarter ended March 31, 2008, income tax expense amounted to $450,000 compared to $527,000 for the quarter ended March 31, 2007. For both current and previous quarters, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended March 31, 2008 was $9,692,000 or $0.17 per common share, compared to $6,499,000 or $0.11 per common share, for the three-month period ended March 31, 2007. The increase in net loss is primarily the result of lower revenue, combined to higher research and development expenses attributable to our clinical trial programs and the impairment loss on long-term investment.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
[in thousands of Canadian dollars, except per share data]	MARCH 31, 2008	DEC. 31, 2007	SEPT. 30, 2007	JUNE 30, 2007	MARCH 31, 2007	DEC. 31, 2006	SEPT. 30, 2006	JUNE 30, 2006
Product sales	2,158	1,576	2,818	4,149	3,392	2,819	1,097	902
Licensing and other	1,061	1,060	2,275	1,707	2,021	2,339	2,229	2,217

Total Revenue	3,219	2,636	5,093	5,856	5,413	5,158	3,326	3,119

Net loss	(9,692)	(10,036)	(9,031)	(11,009)	(6,499)	(7,165)	(4,361)	(5,542)

Basic and diluted net loss per common share	(0.17)	(0.18)	(0.16)	(0.19)	(0.11)	(0.13)	(0.08)	(0.11)

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At March 31, 2008, we had an accumulated deficit of $215 million. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, investment tax credits, collaborative research contracts and interest income.

On December 21, 2007, we entered into an agreement for a US$25,000,000 term loan, maturing in December 2011. Under the terms of the new term loan agreement, we received US$15,000,000 (Tranche A) upon signing of the agreement, with the remaining US$10,000,000 available beginning May 15, 2008 through November 15, 2008 (Tranche B).

Cash, cash equivalents and available-for-sale marketable securities totalled $64,445,000 as at March 31, 2008 compared to $71,899,000 as at December 31, 2007, a decrease of $7,454,000, primarily as a result of funds applied to operating activities. In addition, we hold an investment in ABCP having a principal value of $5,751,000 and an estimated fair value of $3,699,000 classified as a long-term investment. The investment of these funds is governed by our corporate investing policy. As at March 31, 2008, our marketable securities included commercial paper issued by major Canadian corporations and bonds issued by government agencies and Canadian corporations.

As at March 31, 2008, working capital1 was $57,934,000. Accounts receivable totalled $1,702,000 as at March 31, 2008 and primarily included trade receivables, and sales taxes receivable. Research and development tax credits receivable totalled $1,457,000 and included the estimated tax credits for the year ended December 31, 2007 and for the three-month period ended March 31, 2008. Inventories totalled $2,530,000 and consisted of raw materials, intermediate finished

1	Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

LABOPHARM Q1 2008 | 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization in Europe and in Canada. Accounts payable and accrued liabilities totalled $9,451,000 as at March 31, 2008 and included trade payables and accrued payroll and related expenses and other payables and reserves. Deferred revenue totalled $20,347,000 as at March 31, 2008 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, potential funding from additional license agreements for our products, potential proceeds from our term loan agreement, and research and development tax credits should be sufficient to finance our operations and capital needs beyond the next twenty-four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $7,724,000 for the quarter ended March 31, 2008 compared to $4,418,000 for the quarter ended March 31, 2007, increasing primarily as a result of our higher net loss in the current quarter. Funds generated by our non-cash operating items were $930,000 in the three-month period ended March 31, 2008, similar to $1,168,000 for the comparative period in 2007.

Funds generated by investing activities for the quarter ended March 31, 2008 amounted to $9,846,000 compared to $17,497,000 for the corresponding quarter both reflecting the proceeds from maturities and disposals of marketable securities net of their reinvestment. Capital expenditures for the current quarter were $617,000 compared to $894,000 for the three-month period ended March 31, 2007. Capital expenditures for the quarter ended March 31, 2008 were primarily related to the acquisition of laboratory equipment.

For the quarter ended March 31, 2008, funds used by our financing activities amounted to $23,000 compared to $950,000 for the quarter March 31, 2007. In the quarter ended March 31, 2007, the term loan repayments were $1,043,000, in accordance with the term loan amortization schedule. In the three-month period ended March 31, 2008, proceeds of $2,000 were obtained from the exercise of stock options compared to $115,000 in the corresponding period of 2007.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of May 8, 2008, is 56,822,363 and it has increased by 2,700 since March 31, 2008 due to the exercise of stock options. The number of options outstanding as of May 8, 2008, is 4,758,250 and has increased by 156,900 since March 31, 2008 due to the grant of 275,000 stock options, net of the exercise of 2,700 stock options and the expiry and forfeiture of 115,400 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISKS

Disclosure of the fair value of the financial instruments, foreign currency risk, interest rate risk, credit risk and liquidity risk is presented in note 10 of our unaudited interim consolidated financial statements.

10 | LABOPHARM Q1 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for our interim and annual financial statements beginning on January 1, 2009. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards [“IFRS”] over a transition period to end in 2011. We are currently assessing the impact of the transition to IFRS on our consolidated financial statements.

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certifi-cates signed by the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

The Company has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

LABOPHARM Q1 2008 | 11

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	AS AT MARCH 31, 2008 $	AS AT DECEMBER 31, 2007 $

ASSETS [note 10]
Current
Cash and cash equivalents	21,001	17,173
Available-for-sale marketable securities	43,444	54,726
Accounts receivable	1,702	1,972
Research and development tax credits receivable	1,457	1,197
Income taxes receivable	161	161
Inventories [note 5]	2,530	2,875
Prepaid expenses and other assets	1,658	1,460

Total current assets	71,953	79,564

Restricted long-term investments	1,333	1,277
Long-term investment [note 6]	3,699	4,329
Property, plant and equipment	10,736	10,800
Intangible assets	3,481	3,453
Future income tax assets	121	116

	91,323	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,451	8,719
Current portion of deferred revenue	4,326	4,325
Current portion of obligations under capital leases	242	203

Total current liabilities	14,019	13,247

Deferred revenue	16,021	17,083
Obligations under capital leases	5,549	5,613
Long-term debt [note 10]	14,422	13,647

Total liabilities	50,011	49,590

Shareholders’ equity
Share capital
Unlimited authorization of common shares, voting, without par value; issued and outstanding 56,819,663 and 56,817,963 as at March 31, 2008 and as at December 31, 2007, respectively [note 7]	241,958	241,955
Unlimited authorization of preferred shares, non-participating, non-voting, without par value; none outstanding	—	—
Warrants	541	541
Contributed surplus [note 7]	13,410	12,527
Deficit	(214,616)	(205,024)
Accumulated other comprehensive income (loss)	19	(50)

Total shareholders’ equity	41,312	49,949

	91,323	99,539

See accompanying notes to interim consolidated financial statements

12 | LABOPHARM Q1 2008

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

FOR THE THREE MONTHS ENDED:	MARCH 31, 2008	MARCH 31, 2007
[Thousands of Canadian dollars, except share and per share amounts]	$	$
REVENUE
Product sales	2,158	3,392
Licensing	1,061	2,021

	3,219	5,413

EXPENSES
Cost of goods sold (excluding amortization) [note 5]	951	1,701
Research and development expenses, net [note 8]	5,691	4,468
Selling, general and administrative expenses	4,816	5,173
Financial expenses	711	549
Impairment loss on long-term investment [note 6]	691	—
Depreciation and amortization	525	472
Interest income	(652)	(972)
Foreign exchange gain	(272)	(6)

	12,461	11,385

LOSS BEFORE INCOME TAXES	(9,242)	(5,972)
Provision for income taxes
Current	450	527

NET LOSS FOR THE PERIOD	(9,692)	(6,499)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.17)	(0.11)

Weighted average number of common shares outstanding	56,818,187	56,772,685

See accompanying notes to interim consolidated financial statements

LABOPHARM Q1 2008 | 13

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

[Unaudited]

[Thousands of Canadian	OUTSTANDING			CONTRIBUTED
dollars, except share and	COMMON SHARES		WARRANTS	SURPLUS	DEFICIT	AOCI*	TOTAL
per share amounts]	#	$	$	$	$	$	$
Balance, Dec. 31, 2006	56,747,963	241,588	—	8,417	(168,449)	—	81,556

Net loss for the period	—	—	—	—	(6,499)	—	(6,499)
Changes in unrealized loss on available-for-sale marketable securities	—	—	—	—	—	(81)	(81)

Comprehensive loss							(6,580)
Shares issued on the exercise of stock options	35,000	189	—	(74)	—	—	115
Stock-based compensation	—	—	—	1,506	—	—	1,506

Balance, March 31, 2007	56,782,963	241,777	—	9,849	(174,948)	(81)	76,597

Balance, Dec. 31, 2007	56,817,963	241,955	541	12,527	(205,024)	(50)	49,949

Net loss for the period	—	—	—	—	(9,692)	—	(9,692)
Changes in unrealized gain on available-for-sale marketable securities	—	—	—	—	—	69	69

Comprehensive loss							(9,623)
Transitional adjustment on adoption of new accounting policy [note 3]	—	—	—	—	100	—	100
Shares issued on the exercise of stock options	1,700	3	—	(1)	—	—	2
Stock-based compensation	—	—	—	884	—	—	884

Balance, March 31, 2008	56,819,663	241,958	541	13,410	(214,616)	19	41,312

*	Accumulated Other Comprehensive Income (Loss)

See accompanying notes to interim consolidated financial statements

14 | LABOPHARM Q1 2008

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

FOR THE THREE MONTHS ENDED: [Thousands of Canadian dollars]	MARCH 31, 2008 $	MARCH 31, 2007 $
OPERATING ACTIVITIES
Net loss for the period	(9,692)	(6,499)
Items not affecting cash:
Depreciation of property, plant and equipment	455	414
Amortization of intangible assets	70	58
Amortization of premium or discounts on marketable securities	14	74
Impairment loss on long-term investment [note 6]	691	—
Non-cash financial expenses	95	41
Unrealized foreign exchange gain	(241)	(12)
Stock-based compensation	884	1,506

	(7,724)	(4,418)

Net change in non-cash operating items	930	1,168

	(6,794)	(3,250)

INVESTING ACTIVITIES
Acquisition of marketable securities	(23,553)	(43,023)
Proceeds from maturities of marketable securities	34,061	61,414
Acquisition of restricted long-term investment	(45)	—
Acquisition of property, plant and equipment	(519)	(820)
Acquisition of intangible assets	(98)	(74)

	9,846	17,497

FINANCING ACTIVITIES
Repayment of capital lease obligations	(25)	(22)
Repayment of long-term debt	—	(1,043)
Proceeds from issuance of common shares [note 7]	2	115

	(23)	(950)

Foreign exchange gain (loss) on cash held in foreign currencies	799	(83)
Net increase in cash and cash equivalents during the period	3,828	13,214
Cash and cash equivalents, beginning of period	17,173	13,722

Cash and cash equivalents, end of period	21,001	26,936

Cash flows include the following items:
Interest paid	523	411
Income taxes received	—	472

See accompanying notes to interim consolidated financial statements

LABOPHARM Q1 2008 | 15

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

AS AT MARCH 31, 2008

[Thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the accompanying notes, included in the Company’s annual report. All adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

The accounting policies used in preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements, and are set forth in notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2007 included in the Company’s annual report, except as described in note 3 hereafter.

3.	CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the Canadian Institute of Chartered Accountants (“CICA”), were adopted by the Company on January 1, 2008:

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 9.

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 10.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. Disclosure requirements pertaining to Section 3863 are contained in note 10.

Section 3031, “Inventories”, replaces the existing standard for inventories, Section 3030. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories”. The application of this new Section had an impact on the Company’s measurement of inventories. Under the new Section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the Section required that the standard be applied to the opening inventory of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this Section had no other impact on the Company’s interim consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on the Company’s interim consolidated financial statements.

16 | LABOPHARM Q1 2008

CONSOLIDATED FINANCIAL STATEMENTS

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company’s interim and annual financial statements beginning on January 1, 2009. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards [“IFRS”] over a transition period to end in 2011. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

5.	INVENTORIES

	MARCH 31, 2008 $	DECEMBER 31, 2007 $
Raw materials	907	827
Intermediate finished goods	1,373	1,899
Finished goods	250	149

	2,530	2,875

Cost of goods sold includes an inventory write-down of $152 for the quarter ended March 31, 2008 [2007 – nil].

6.	LONG-TERM INVESTMENT

At March 31, 2008, the Company held Canadian third-party asset-backed commercial paper (“ABCP”) issued by Aurora Trust Series A with a principal value of $5,751. At the date the Company acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper. This investment matured on October 15, 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has since classified its ABCP as a long-term investment after initially classifying it as an available-for-sale marketable security. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

On March 20, 2008, the pan-Canadian restructuring committee issued an information statement containing details about the proposed restructuring. Based on this and other public information it is estimated that the Company will, on restructuring, receive Class A-1, Class A-2, Class B and Class C long-term floating rate notes with par values of $1,767, $3,252, $560, and $172, respectively, and having maturities of approximately eight years. The Class A-1 and A-2 notes are expected, by the restructuring committee, to obtain an AA rating while the Class B and Class C notes are likely to be unrated. On April 25, 2008, a majority of ABCP holders voted in favour of the restructuring proposal.

The valuation technique used by the Company to estimate the fair value of its investment in ABCP at March 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the information statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. The Company assumes that the notes will generate a weighted average interest rate of 3.4%. One of the cash flow scenarios modeled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts.

LABOPHARM Q1 2008 | 17

CONSOLIDATED FINANCIAL STATEMENTS

6.	LONG-TERM INVESTMENT [CONT’D]

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using average yield of AA rated corporate bonds having similar maturities, adjusted for additional risk for the lack of information, lack of liquidity and uncertainty with respect to the resulting instrument. A weighted average discount rate of 8.2% was used in the Company’s fair-value estimate of its ABCP. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of the Company’s investment in ABCP by approximately $310.

Based on additional information that became available during the first quarter of 2008, evaluation assumptions were adjusted and the probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $3,699 at March 31, 2008. As a result, a further $691 of impairment loss on long-term investment was recorded as a charge to income in the first quarter of 2008. This represents approximately 12% of the principal value, bringing the impairment charge to a total of approximately 37% of the principal value.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.

7.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share	Capital Transactions

During the three-month period ended March 31, 2008, 1,700 [2007 – 35,000] options were exercised for a total cash consideration of $2 [2007 – $115]. In addition, share capital was increased by $1 [2007 – $74] and contributed surplus reduced by the same amount.

Stock Option Plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the three-month periods ended March 31, 2008 and 2007 are as follows:

	2008		2007
	#	$	#	$
Balance, beginning of period	3,670,750	5.89	3,556,425	6.03
Granted	985,000	2.40	785,000	6.98
Exercised	(1,700)	0.96	(35,000)	3.30
Expired	(52,700)	4.67	(471,500)	10.26

Balance, end of period	4,601,350	5.16	3,834,925	5.73

Options eligible to be exercised	3,250,850	5.73	2,783,125	5.45

The fair value of options granted in the three-month periods ended March 31, 2008 and 2007 was estimated at the date of grant using the Black-Scholes option pricing model resulting in the following weighted average assumptions:

	MARCH 31, 2008	MARCH 31, 2007
Expected volatility	0.77	0.62
Expected life	5.0 years	4.9 years
Risk-free interest rate	3.48%	4.09%
Dividend yield	Nil	Nil

The weighted average grant date fair value of stock options granted during the three-month period ended March 31, 2008 using the above weighted average assumptions amounted to $1.54 [2007 – $3.89] per option.

18 | LABOPHARM Q1 2008

CONSOLIDATED FINANCIAL STATEMENTS

8.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $1,160 and $809 for the three-month periods ended March 31, 2008 and 2007, respectively.

9.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt and deferred revenue in the definition of capital. As at March 31, 2008, the Company’s capital included the following:

$
Shareholders’ equity (excluding accumulated other comprehensive income)	41,293
Total deferred revenue	20,347
Long-term debt	14,422

Total	76,062

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Company is subject to certain non-financial covenants related to its long-term debt and the Company complied with these covenants as at March 31, 2008. There has been no change with respect to the overall capital risk management strategy during the three-month period ended March 31, 2008.

10.	FINANCIAL INSTRUMENTS

Classification	of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial Instruments – Recognition and Measurement” section of note 3 to the Company’s 2007 consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized. As at March 31, 2008, the classification of the financial instruments, as well as their carrying values and fair values are shown in the table below:

	AVAILABLE- FOR-SALE $	LOANS AND RECEIVABLES $	OTHER FINANCIAL LIABILITIES $	TOTAL CARRYING VALUE $	FAIR VALUE $
Financial assets
Cash and cash equivalents	21,001	—	—	21,001	21,001
Available-for-sale marketable securities	43,444	—	—	43,444	43,444
Accounts receivable	—	1,443	—	1,443	1,443
Restricted long-term investments	1,333	—	—	1,333	1,333
Long-term investment	3,699	—	—	3,699	3,699

Total	69,477	1,443	—	70,920	70,920

Financial liabilities
Accounts payable and accrued liabilities	—	—	9,451	9,451	9,451
Long-term debt	—	—	14,422	14,422	14,123

Total	—	—	23,873	23,873	23,574

LABOPHARM Q1 2008 | 19

CONSOLIDATED FINANCIAL STATEMENTS

10.	FINANCIAL INSTRUMENTS [CONT’D]

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, the estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair values of the available-for-sale marketable securities have been determined by reference to published price quotation.

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 6.

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates currently offered to the Company for similar debt.

Management of risks arising from financial instruments

The Company does not use financial derivatives. There has been no change with respect to the Company’s overall risk exposure during the three-month period ended March 31, 2008.

Market risks

a)	Foreign exchange risk

The Company operates internationally and a substantial portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, in that many of its expenditures are in U.S. dollars and Euros. Fluctuations in payments made for the Company’s products could cause unanticipated fluctuations in the Company’s consolidated operating results.

In December 2007, the Company contracted a term loan denominated in U.S. currency, the outstanding balance of which was US$15,000 as at March 31, 2008. To reduce the impact on the Company’s consolidated results of operations, financial position or cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains cash and cash equivalents denominated in U.S. dollars.

The significant balances in foreign currencies as at March 31, 2008 are as follows:

	U.S. DOLLARS $	EUROS €
Cash and cash equivalents	11,695	2,187
Accounts receivable	32	775
Restricted long-term investments	47	53
Accounts payable and accrued liabilities	(836)	(734)
Long-term debt	(15,017)	—

	(4,079)	2,281

20 | LABOPHARM Q1 2008

CONSOLIDATED FINANCIAL STATEMENTS

Based on the aforementioned net exposure as at March 31, 2008, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and comprehensive loss as follows:

	CANADIAN DOLLAR:
	APPRECIATES 10% $	DEPRECIATES 10% $

Against U.S. dollar	417	(417)
Against Euro	(369)	369

b)	Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk include financial assets and liabilities with variable interest rates and consist of cash and cash equivalents.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s available-for-sale marketable securities and the restricted long-term investments are the only financial assets bearing fixed interest rates, and the long-term debt is the only financial liability bearing a fixed interest rate. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

Risks inherent to the long-term investment are disclosed in note 6.

To manage the interest rate risk, the Company’s investments are made to achieve the highest rate of return while complying with the two primary objectives for its investment portfolio: liquidity and capital preservation.

Credit risk

The maximum exposure to credit risk of the Company as at March 31, 2008, is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly rated Canadian corporations with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents as at March 31, 2008 and as at December 31, 2007 are held as follows:

	MARCH 31, 2008 $	DECEMBER 31, 2007 $

Two Canadian chartered banks	5,609	1,563
Two European banks	14,827	3,637
One U.S. bank	526	11,934
Other bank	39	39

The Company’s cash is not subject to any external restrictions.

Also, the Company provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from pharmaceutical companies that generally have significant cash resources. As at March 31, 2008, 99% of the Company’s trade receivables are aged as current and 90% [December 31, 2007 – 59%] are due from three customers [December 31, 2007 – two customers].

The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

LABOPHARM Q1 2008 | 21

CONSOLIDATED FINANCIAL STATEMENTS

10.	FINANCIAL INSTRUMENTS [CONT’D]

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures. The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at March 31, 2008:

	LESS THAN THREE MONTHS $	3 TO 6 MONTHS $	6 TO 9 MONTHS $	9 MONTHS TO 1 YEAR $	OVER 1 YEAR $

Accounts payable and accrued liabilities	9,451	—	—	—	—
Long-term debt	—	—	—	—	14,422

Total	9,451	—	—	—	14,422

The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

11.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

22 | LABOPHARM Q1 2008

GENERAL INFORMATION

OFFICERS	INVESTOR RELATIONS

Labopharm Inc.	Mark A. D’Souza Senior Vice-President and Chief Financial Officer Telephone: 450 680-0207 Fax: 450 687-5860
James R. Howard-Tripp
President and Chief Executive Officer

Mark A. D’Souza
Senior Vice-President and
Chief Financial Officer	Jason Hogan
Telephone: 416 815-0700
Dr. Claire Brullé	Fax: 416 815-0080
Senior Vice-President and	jhogan@equicomgroup.com
Chief Medical Officer

Damon C. Smith, BSc., PhD.
Senior Vice-President,
Research and Development
All amounts in this report
Uwe Erbrich, PhD.	are in Canadian dollars,
Vice-President, Global Quality Assurance	unless otherwise stated.

Mary Anne Heino	Ce rapport trimestriel est disponible
President, Labopharm USA, Inc.	en français sur demande.

Gregory M.C. Orleski	Printed in Canada
Vice-President, Business Development

Labopharm Europe Limited

Anthony C. Playle	LABOPHARM INC.
Managing Director	480 Armand-Frappier Blvd. Laval, Québec H7V 4B4 Telephone: 450 686-0207 Fax: 450 686-9141 www.labopharm.com info@labopharm.com

Labopharm USA, Inc. Mary Anne Heino President

Contramid®	is a registered trademark of Labopharm Inc.
Polymeric	Nano-Delivery Systems™ is a trademark of Labopharm Inc.

We are an international specialty pharmaceutical company

focused on improving existing drugs by incorporating our proprietary,

advanced controlled-release technologies.

WWW.LABOPHARM.COM

LABOPHARM INC.

480 ARMAND-FRAPPIER BLVD.

LAVAL, QUÉBEC

CANADA H7V 4B4

TEL.: 450 686-0207

FAX: 450 686-9141

Exhibit 99.2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark A. D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2008.

(signed)
Mark A. D’Souza Senior Vice-President and Chief Financial Officer

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2008.

(signé)
James R. Howard-Tripp President and Chief Executive Officer